UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces an Update to Financial Results for Fourth Quarter 2009 and Reports Financial Results for
First Quarter 2010
     We, LDK Solar Co., Ltd., have announced an update to our unaudited financial results for the fourth quarter 2009 and reported our unaudited financial results for the first quarter 2010. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Update to Financial Results for Fourth Quarter 2009
     Subsequent to our announcement of preliminary unaudited financial results for the fourth quarter 2009 on March 30, 2010, we have obtained further information and documents. Based on such information and documents, we have determined that a provision for withholding income tax of approximately $6 million, a reclassification adjustment of $23.5 million for amounts due to related parties and long term investments, and an adjustment to reduce income tax payable and deferred tax assets by $1.1 million as of December 31, 2009 are required to properly report our unaudited financial results for the fourth quarter 2009.
     The provision for withholding income tax and the reclassification adjustment were primarily due to the availability of further information confirming that the amount of US$23.5 million we received in December 2009 from our joint venture in Germany, which was previously recorded as amounts due to related parties, represented a distribution out of the joint venture’s capital, and was subject to withholding income tax in Germany. The adjustment to income tax payable and deferred tax assets was based on an approval document recently obtained from the relevant PRC tax authority about tax deduction for certain expenses in the year ended December 31, 2009 instead of in future years. We will apply for the refund of the withholding income tax when the tax has been paid and relevant documents required to support the refund application have been prepared.
     The updated condensed consolidated balance sheet as of December 31, 2009 and the updated condensed consolidated statements of operations for the fourth quarter 2009 are included below.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009

Assets
Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable	214,157	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	48,874	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	46,012	69,909

Total current assets	1,397,492	1,098,626
Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	51,884	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	16,913	16,907
Other non-current assets	4,106	494

Total assets	4,395,256	4,012,775

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	38,782	32,628
Income tax payable	14,741	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,220,026	2,452,563
Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,507,273	3,417,117
Total equity	887,983	595,658
Total liabilities and shareholders’ equity	4,395,256	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009

Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770
Selling expenses	(1,533)	(1,549)
General and administrative expenses	(21,021)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(33,722)	(19,666)

(Loss) Profit from operations	(3,477)	37,104
Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidies	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(7,660)	35,943
Income tax expense	(5,286)	(6,562)

Net (loss) income after taxes before non-controlling interest	(12,946)	29,381
(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(13,235)	29,441

Net (loss) income per ADS, Diluted	$(0.12)	$0.27

Financial Results for First Quarter 2010
     Our recent highlights are listed as follows:
•	First quarter 2010 revenue was $347.6 million;

•	Shipped 426.7 megawatts, or MW, of wafers and 31.3 MW of modules in the first quarter;

•	Gross margin for the first quarter of fiscal 2010 was 15.7%;

•	Net income was $7.2 million, or $0.06 per diluted ADS for the first quarter;

•	Increased wafer capacity to 2.0 gigawatts, or GW, in April 2010; and

•	Acquired Best Solar Co., Ltd.’s crystalline module manufacturing plant.
     Net sales for the first quarter 2010 were $347.6 million, compared to $304.6 million for the fourth quarter 2009, and $283.3 million for the first quarter 2009.
     For the first quarter 2010, gross profit was $54.5 million, compared to $30.2 million in the fourth quarter 2009, and a gross profit of $4.9 million for the first quarter 2009.
     Gross margin for the first quarter 2010 was 15.7%, compared to 9.9% in the fourth quarter 2009 and 1.7% in the first quarter 2009.

     Income from operations for the first quarter 2010 was $33.0 million, compared to loss from operations of $3.5 million for the fourth quarter 2009, and compared to loss from operations of $16.1 million for the first quarter 2009. Loss from operations for the fourth quarter 2009 included a non-recurring charge of $10.0 million for the settlement of a class action lawsuit.
     Operating margin for the first quarter 2010 was 9.5% compared to negative 1.1% in the fourth quarter 2009 and negative 5.7% in the first quarter 2009.
     Income tax expense for the first quarter 2010 was $3.2 million, compared to income tax expense of $5.3 million in the fourth quarter 2009 and an income tax benefit of $1.6 million in the first quarter 2009.
     Net income for the first quarter 2010 was $7.2 million, or $0.06 per diluted ADS, compared to a net loss of $13.2 million, or $0.12 per diluted ADS for the fourth quarter 2009. The number of shares for calculating diluted ADS was approximately 125.8 million and 109.6 million for the first quarter 2010 and the fourth quarter 2009, respectively.
     We ended the first quarter 2010 with $347.4 million in cash and cash equivalents and $96.3 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	3/31/2010	12/31/2009

Assets
Current assets
Cash and cash equivalents	347,355	384,761
Pledged bank deposits	96,272	68,913
Trade accounts receivable	206,563	214,157
Bills receivable	2,492	8,270
Inventories	493,068	432,193
Insurance recoveries receivable	—	6,000
Prepayments to suppliers, net	43,087	48,874
Due from related parties	64,870	37,615
Other current assets	152,484	150,697
Deferred income tax assets, net	44,023	46,012

Total current assets	1,450,214	1,397,492
Property, plant and equipment, net	2,677,888	2,608,725
Deposits for purchases of property, plant and equipment	35,913	32,529
Intangible asset, net	998	1,018
Land use rights	174,691	175,533
Inventories to be processed beyond one year	5,595	10,947
Prepayments to suppliers expected to be utilized beyond one year, net	15,660	26,482
Pledged bank deposits — non-current	50,577	50,797
Debt issuance costs, net	3,999	4,909
Investment in an associate and a joint venture	48,991	51,884
Deposits relating to sales and leaseback transactions	13,917	13,921
Deferred income tax assets	18,433	16,913
Other non-current assets	1,528	4,106

Total assets	4,498,404	4,395,256

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,059,047	980,359
Bills payable	136,581	97,872
Trade accounts payable	202,802	191,240
Advance payments from customers, current portion	183,087	199,075
Accrued expenses and other payables	531,559	656,697
Due to related parties	115,184	38,782
Income tax payable	11,383	14,741
Obligations under capital leases — current portion	33,844	33,380
Other financial liabilities	8,788	7,880

Total current liabilities	2,282,275	2,220,026
Convertible senior notes	400,000	400,000
Debt discount	(6,808)	(8,358)
Long-term bank borrowings, excluding current installments	460,020	408,062
Obligations under capital leases, excluding current installments	42,045	50,664
Advance payments from customers — non-current	166,168	177,773
Other liabilities	239,298	250,561
Deferred income tax liability	9,028	8,545

Total liabilities	3,592,026	3,507,273

	3/31/2010	12/31/2009

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 130,021,049 and 131,666,949 shares issued as of December 31, 2009 and March 31, 2010, respectively; and 129,771,643 and 131,421,700 shares outstanding as of December 31, 2009 and March 31, 2010 respectively	13,142	12,977
Additional paid-in capital	757,782	744,988
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,499	84,544
Accumulated deficit	(14,529)	(21,713)

Total LDK Solar Co., Ltd. shareholders’ equity	869,570	850,472

Non-controlling interests	36,808	37,511

Total equity	906,378	887,983

Total liabilities and shareholders’ equity	4,498,404	4,395,256

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2010	12/31/2009

Net sales	347,550	304,590
Cost of goods sold	(293,021)	(274,345)

Gross profit	54,529	30,245
Selling expenses	(3,090)	(1,533)
General and administrative expenses	(17,513)	(21,021)
Research and development expenses	(967)	(1,168)
Legal settlements, net of insurance recoveries	—	(10,000)

Total operating expenses	(21,570)	(33,722)

Profit (Loss) from operations	32,959	(3,477)
Other income (expenses):
Interest income	926	625
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,495)	(14,434)
Foreign currency exchange loss, net	(2,937)	(1,782)
Government subsidies	2,462	9,501
Others	(225)	1,907

Profit (Loss) before income tax	9,690	(7,660)
Income tax expense	(3,186)	(5,286)

Net income (loss) after taxes before non-controlling interest	6,504	(12,946)
Loss (Profit) attributable to non-controlling interest	680	(289)

Net income (loss) attributable to holders of ordinary shares	7,184	(13,235)

Net income (loss) per ADS, Diluted	$0.06	$(0.12)

Incorporation by Reference
     This report on Form 6-K (except our press releases attached hereto as Exhibit 99.2 and Exhibit 99.3) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibits
     Attached hereto as Exhibit 99.2 is the press release we issued on May 10, 2010 relating to the update to our unaudited financial results for the fourth quarter 2009. Attached hereto as Exhibit 99.3 is the press release we issued on May 10, 2010 relating to our unaudited financial results for the first quarter 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer
Date: May 11, 2010

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Announces an Update to Its Financial Results for the Fourth Quarter of 2009
Xinyu City, China and Sunnyvale, California, May 10, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced an update to its fourth quarter 2009 financial results.
Subsequent to the announcement of preliminary unaudited financial results for the fourth quarter of 2009 on March 30, 2010, LDK Solar’s management has obtained further information and documents, based on which it has determined that a provision for withholding income tax of approximately $6 million, a reclassification adjustment of $23.5 million between due to related parties and long term investments, and an adjustment to reduce income tax payable and deferred tax assets by $1.1 million at December 31, 2009 are required to properly adjust previously announced preliminary unaudited financial result for the fourth quarter of 2009.
The provision for withholding income tax and the reclassification adjustment were primarily due to the availability of further information confirming that the amount of US$23.5 million received by LDK Solar in December 2009 from its joint venture in Germany, which was previously recorded at due to related parties, represented a distribution out of the joint venture’s capital, and was subject to withholding income tax in Germany. The adjustment to income tax payable and deferred tax assets was based on an approval document obtained from the relevant PRC tax authority recently about tax deduction for certain expenses in the fiscal year ended December 31, 2009 instead of being deducted for tax purposes in future years.
LDK Solar will apply for the refund of the withholding income tax when the tax has been paid and relevant documents required to support the refund application have been prepared.
The updated condensed consolidated balance sheet as of December 31, 2009 and the updated condensed consolidated statements of operations for the fourth quarter of 2009 are included below.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009

Assets
Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable	214,157	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	48,874	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	46,012	69,909

Total current assets	1,397,492	1,098,626
Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	51,884	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	16,913	16,907
Other non-current assets	4,106	494

Total assets	4,395,256	4,012,775

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	38,782	32,628
Income tax payable	14,741	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,220,026	2,452,563
Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,507,273	3,417,117

Total equity	887,983	595,658
Total liabilities and shareholders’ equity	4,395,256	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009

Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770
Selling expenses	(1,533)	(1,549)
General and administrative expenses	(21,021)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(33,722)	(19,666)

(Loss) Profit from operations	(3,477)	37,104
Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidies	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(7,660)	35,943
Income tax expense	(5,286)	(6,562)

Net (loss) income after taxes before non-controlling interest	(12,946)	29,381
(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(13,235)	29,441

Net (loss) income per ADS, Diluted	$(0.12)	$0.27

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Reports Financial Results for First Quarter of Fiscal 2010
Xinyu City, China and Sunnyvale, California, May 10, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the first quarter ended March 31, 2010.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights:
•	First quarter 2010 revenue was $347.6 million;

•	Shipped 426.7 MW of wafers and 31.3 MW of modules in the first quarter;

•	Gross margin for the first quarter of fiscal 2010 was 15.7%;

•	Net income was $7.2 million, or $0.06 per diluted ADS for the first quarter;

•	Increased wafer capacity to 2.0 GW in April 2010; and

•	Acquired Best Solar’s crystalline module manufacturing plant.
Net sales for the first quarter of fiscal 2010 were $347.6 million, compared to $304.6 million for the fourth quarter of fiscal 2009, and $283.3 million for the first quarter of fiscal 2009.
For the first quarter of fiscal 2010, gross profit was $54.5 million, compared to $30.2 million in the fourth quarter of fiscal 2009, and a gross profit of $4.9 million for the first quarter of fiscal 2009.
Gross margin for the first quarter of fiscal 2010 was 15.7%, compared to 9.9% in the fourth quarter of fiscal 2009 and 1.7% in the first quarter of fiscal 2009.
Income from operations for the first quarter of fiscal 2010 was $33.0 million, compared to loss from operations of $3.5 million for the fourth quarter of fiscal 2009, and compared to loss from operations of $16.1 million for the first quarter of fiscal 2009. Loss from operations for the fourth quarter of fiscal 2009 included a non-recurring charge of $10.0 million for the settlement of a class action lawsuit.
Operating margin for the first quarter of fiscal 2010 was 9.5% compared to negative 1.1% in the fourth quarter of fiscal 2009 and negative 5.7% in the first quarter of fiscal 2009.
Income tax expense for the first quarter of fiscal 2010 was $3.2 million, compared to income tax expense of $5.3 million in the fourth quarter of fiscal 2009 and an income tax benefit of $1.6 million in the first quarter of fiscal 2009.
Net income for the first quarter of fiscal 2010 was $7.2 million, or $0.06 per diluted ADS, compared to a net loss of $13.2 million, or $0.12 per diluted ADS for the fourth quarter of fiscal 2009. The number of shares for calculating diluted ADS was approximately 125.8 million and 109.6 million for the first quarter of fiscal 2010 and the fourth quarter of fiscal 2009, respectively.
LDK Solar ended the first quarter of fiscal 2010 with $347.4 million in cash and cash equivalents and $96.3 million in short-term pledged bank deposits.
“Continued momentum in the solar industry drove results for the first quarter,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Our efforts to diversify our business within the module market tracked well in the quarter. We brought crystalline module manufacturing in house and signed several module supply contracts during the first quarter. In our wafer business, we continue to closely monitor demand levels to meet our customers’ needs. In April we achieved annualized wafer capacity of 2.0 GW, maintaining our industry leadership as we continue to represent a significant share of global wafer capacity.

“We were particularly pleased with our progress in improving our operating efficiencies during the first quarter. Profitability improved sequentially, in part due to our ongoing efforts to manage capital expenditures and closely control expenses. We look forward to the increased benefit associated with the ramping up of our polysilicon production. We produced nearly 700 MT polysilicon in total between our 1,000 MT plant and the first 5,000 MT train of our 15,000 MT plant during the quarter and continue to ramp our output monthly. We remain encouraged by the improving industry dynamics,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the second quarter of fiscal 2010, LDK Solar estimates its revenue to be in the range of $460 million and $490 million with wafer shipments between 460 MW and 480 MW, and module shipments between 60 MW and 70 MW. For fiscal 2010, we expect our revenue to be in the range of $1.6 to $1.7 billion with wafer shipments between 1.7 GW and 1.8 GW and module shipment between 200 MW and 300 MW.
Conference Call Details
The LDK Solar First Quarter 2010 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on May 10, 2010. To listen to the live conference call, please dial 877-941-8602 (within U.S.) or 480-629-9811 (outside U.S.) at 4:50 p.m. ET on May 10, 2010. An audio replay of the call will be available through May 12, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4294955#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	3/31/2010	12/31/2009

Assets
Current assets
Cash and cash equivalents	347,355	384,761
Pledged bank deposits	96,272	68,913
Trade accounts receivable	206,563	214,157
Bills receivable	2,492	8,270
Inventories	493,068	432,193
Insurance recoveries receivable	—	6,000
Prepayments to suppliers, net	43,087	48,874
Due from related parties	64,870	37,615
Other current assets	152,484	150,697
Deferred income tax assets, net	44,023	46,012

Total current assets	1,450,214	1,397,492
Property, plant and equipment, net	2,677,888	2,608,725
Deposits for purchases of property, plant and equipment	35,913	32,529
Intangible asset, net	998	1,018
Land use rights	174,691	175,533
Inventories to be processed beyond one year	5,595	10,947
Prepayments to suppliers expected to be utilized beyond one year, net	15,660	26,482
Pledged bank deposits — non-current	50,577	50,797
Debt issuance costs, net	3,999	4,909
Investment in an associate and a joint venture	48,991	51,884
Deposits relating to sales and leaseback transactions	13,917	13,921
Deferred income tax assets	18,433	16,913
Other non-current assets	1,528	4,106

Total assets	4,498,404	4,395,256

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,059,047	980,359
Bills payable	136,581	97,872
Trade accounts payable	202,802	191,240
Advance payments from customers, current portion	183,087	199,075
Accrued expenses and other payables	531,559	656,697
Due to related parties	115,184	38,782
Income tax payable	11,383	14,741
Obligations under capital leases — current portion	33,844	33,380
Other financial liabilities	8,788	7,880

Total current liabilities	2,282,275	2,220,026
Convertible senior notes	400,000	400,000
Debt discount	(6,808)	(8,358)
Long-term bank borrowings, excluding current installments	460,020	408,062
Obligations under capital leases, excluding current installments	42,045	50,664
Advance payments from customers — non-current	166,168	177,773
Other liabilities	239,298	250,561
Deferred income tax liability	9,028	8,545

Total liabilities	3,592,026	3,507,273

	3/31/2010	12/31/2009

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 130,021,049 and 131,666,949 shares issued as of December 31, 2009 and March 31, 2010, respectively; and 129,771,643 and 131,421,700 shares outstanding as of December 31, 2009 and March 31, 2010 respectively	13,142	12,977
Additional paid-in capital	757,782	744,988
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,499	84,544
Accumulated deficit	(14,529)	(21,713)

Total LDK Solar Co., Ltd. shareholders’ equity	869,570	850,472

Non-controlling interests	36,808	37,511

Total equity	906,378	887,983

Total liabilities and shareholders’ equity	4,498,404	4,395,256

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2010	12/31/2009

Net sales	347,550	304,590
Cost of goods sold	(293,021)	(274,345)

Gross profit	54,529	30,245
Selling expenses	(3,090)	(1,533)
General and administrative expenses	(17,513)	(21,021)
Research and development expenses	(967)	(1,168)
Legal settlements, net of insurance recoveries	—	(10,000)

Total operating expenses	(21,570)	(33,722)

Profit (Loss) from operations	32,959	(3,477)
Other income (expenses):
Interest income	926	625
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,495)	(14,434)
Foreign currency exchange loss, net	(2,937)	(1,782)
Government subsidies	2,462	9,501
Others	(225)	1,907

Profit (Loss) before income tax	9,690	(7,660)
Income tax expense	(3,186)	(5,286)

Net income (loss) after taxes before non-controlling interest	6,504	(12,946)
Loss (Profit) attributable to non-controlling interest	680	(289)

Net income (loss) attributable to holders of ordinary shares	7,184	(13,235)

Net income (loss) per ADS, Diluted	$0.06	$(0.12)

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801